File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2006

(Filed September 13, 2006)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ]              Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated September 13, 2006

Press Release

VITRO, S.A. DE C.V.

NOTICE

Capital Stock Increase of VITRO, S.A. DE C.V.

Description of the Capital Stock Increase:

As of September 12, 2006, Vitro, S.A. de C.V. (the "Company") issued a call for a general ordinary shareholders' meeting to be held on September 27, 2006, in order to discuss and approve, in its case, an increase in the variable portion of its capital stock and the issuance of new Series "A" ordinary shares representing such increase. The purpose of such increase is to improve the financial position of the Company in compliance with its financial rearrangement plan.

The capital increase may be subscribed by the current shareholders of the Company in exercise of their preemptive rights as provided for in Article 132 of the General Law of Commercial Companies and Clause Ninth of the corporate by-laws, in proportion to their respective shareholding, in the understanding that shares currently held by the Company will not be taken into account for purposes of the computation of such percentages; thus, the basis for the determination of preemptive rights will be a total of 295,680,931 Company shares currently outstanding. The period to exercise preemptive rights shall be 15 calendar days following the date of publication of the notice regarding the corporate capital increase in the official gazette of the corporate domicile of the Company. Such notice will be published after the National Banking and Securities Commission of Mexico (Comision Nacional Bancaria y de Valores) authorizes the update of the registration of the Company's shares at the National Securities Registry (Registro Nacional de Valores). In accordance with Clause Ninth of the Company's by-laws, the shares that are not subscribed in exercise of preemptive rights at the end of such period, may be offered to persons determined by the Board of Directors. The Company will enter into an agreement with a financial institution pursuant to which such institution will provide a back stop underwriting and will agree to purchase the remaining shares upon expiration of the term for the exercise of preemptive rights.

Pursuant to Articles 16, paragraph VI, subparagraph c) and 49, paragraph IV of the Securities Law of Mexico, the shareholders of the Company may assign their preemptive rights to any person, whether or not a shareholder of the Company. The Company shall be notified of such assignments pursuant to Article 49 of the Securities Law, and copies of corresponding agreements shall be delivered to the Company for disclosure to the public through the Mexican Stock Exchange. In view of the foregoing, the Company has prepared a format that could be used by shareholders willing to transfer their rights. Such format will be available following the shareholders meeting, at the offices of the Company on business days and hours, as well as through its web page http://www.vitro.com and the Electronic System of Communication with Issuers of Securities (EMISNET).

Pursuant to the provisions of that certain irrevocable trust agreement No. 803-2 dated November 28, 1990, entered into by Nacional Financiera, S.N.C. ("Nafin") in its capacity as settlor and trustee for the issuance of non-redeemable ordinary participation certificates (certificados de participacion ordinaria no amortizables; the"CPOs") with Company's shares as underlying securities, Nafin will offer to the holders of CPOs the right to make contributions to the trust in order for Nafin to subscribe and pay additional shares upon receipt of funds from the CPO holders. Likewise, under that certain Amended and Restated Deposit Agreement dated June 24, 2005, through which American Depositary Shares over such CPOs were created, The Bank of New York could offer holders of American Depositary Receipts ("ADRs") preemptive rights to purchase additional ADRs pursuant to applicable legal provisions. For such purposes, the Company will seek to comply with applicable securities laws in the United States of America, including the filing of a registration statement with the U.S. Securities and Exchange Commission, in a manner such that would allow ADR holders to participate in the rights offering within the timeframe required by the Company to complete the capital stock increase. In such case, the ADR holders would be able to purchase additional ADRs or direct the depositary to sell their rights to purchase ADRS under the rights offering.

Pursuant to paragraph V of article 365 of the Securities Law, any shareholder falling within the provisions of paragraphs I through IX of article 363 of the Securities Law that during the three last months, sold shares of the Company or other services representing such shares, shall request the prior approval from the National Banking and Securities Commission of Mexico (CNBV) in order to directly or indirectly purchase additional shares as a result of the capital increase.

Effects on the Shareholders:

The shareholders that exercise their preemptive rights will maintain their shareholding percentage in the Company. Those shareholders that do not exercise their preemptive rights may be diluted.

Comparative note respect to the most important differences:

The Company expects to receive approximately MxCy$550,000,000 as a result of the capital increase. It is contemplated that such shares shall be subscribed at par value plus a subscription premium that may be authorized by the shareholders' meeting. The funds will increase the liquidity of the Company and will be used to repay indebtedness.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in two principal businesses: flat glass and glass containers. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers. Vitro also produces raw materials and equipment and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

For further information please contact:

Media Albert Chico Vitro, S. A. de C.V. + (52) 81-8863-1335 achico@vitro.com	Investor Relations Adrian Meouchi/Angel Estrada Vitro S.A. de C.V. + (52) 81-8863-1350 / 1219 ameouchi@vitro.com aestradag@vitro.com	U.S. agency Susan Borinelli / Michael Fehle Breakstone Group (646) 452-2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: September 13, 2006